AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the three and nine months ended December 31, 2024 and 2023
(in Canadian Dollars)

Management’s Discussion & Analysis

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Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended December 31, 2024

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) for the three and nine months ended December 31, 2024 should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended March 31, 2024 (the “Annual Financial Statements”), and the condensed consolidated interim financial statements as at and for the three and nine months ended December 31, 2024 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A has been prepared as of February 4, 2025 pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, the Financial Statements, the Annual Financial Statements, the Company’s annual information form (“AIF”) and press releases have been filed in Canada on SEDAR+ at www.sedarplus.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as “Milk Capital Corp.” Effective October 2, 2014, the Company changed its name to “Aurora Cannabis Inc.”. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta, Canada T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally, and the propagation of vegetables and ornamental plants in North America.

The Company’s primary cannabis market opportunities are:

•Global medical cannabis market: Development, production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada, Germany, United Kingdom, Poland, and Australia. Aurora has established a leading market position in most of these countries; and

•Global consumer use cannabis market: Currently, only two countries have implemented federally-regulated consumer use of cannabis regimes and the Company’s current consumer market is in Canada. Longer term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets.

On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining interest of 90.43% in Indica Industries Pty Ltd. (“MedReleaf Australia”) an Australian domiciled company, for a purchase price of $44.7 million (AUS$51.0 million).
Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global cannabis medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability and cash flow in our core Canadian and international operations in order to build sustainable, long-term shareholder value. We believe our key strength to delivering on our strategy is through our highly experienced leadership team and dedicated workforce.

Medical leadership

Our established leadership in the Canadian and international medical markets positions us well for new regulated medical market openings, as well as the potential U.S. federal legalization of medical cannabis. At the core of Aurora’s near-term objective to deliver sustainable profitability and positive operating cash flow is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and an unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of better than 60% with substantially better pricing power relative to the Canadian adult-use segment.

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Our leadership in the International medical cannabis segment provides us with what we expect to be a high growth, profitable business segment that consistently delivers strong adjusted gross profit before fair value adjustments1. Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP (European Union Good Manufacturing Practices) and other key certificated cannabis production, are capabilities that we believe will allow us to succeed as new medical and recreational markets open.

Consumer

Leveraging our leading strength in science, cultivation and post-harvest processing, Aurora is working to build a sustainable and profitable Canadian consumer business. Advances in Aurora cultivar breeding yielding unique proprietary genetics coupled with operational advancements in cultivation, and post-harvest techniques have repositioned the Aurora flower portfolio to one that has the characteristics that consumers are looking for: high THC and terpene levels, and distinctive experiences. These advances have also driven significant improvements in per unit production costs with higher yields and consistent delivery of specification resulting in all-in per unit costs for Aurora’s new portfolio that are a 30% or better improvement from our legacy cultivars. We believe this economic advantage will allow us to compete and make a profit in the most attractive and highest growth categories in the Canadian consumer market. We have also refocused our innovation pipeline for efficient delivery of targeted new products and line extensions. The pace of innovation required to compete in the current Canadian consumer market is significant, with most new products delivering 80% of their lifetime value in the 12 months following launch.

Combined, Aurora’s ability to deliver products that deliver exceptional customer value in our targeted market segments, while at the same time achieving favorable contribution and gross margins, allows us to build towards a profitable and growing business and provides the know-how to leverage these lessons into future global consumer markets that are expected to open over the next few years.

Science leadership: Genetics and Breeding

We believe that our scientific leadership and ongoing investment in cannabis breeding and genetics provides Aurora with a strong competitive advantage in premium margin consumer and medical categories driven by what we believe to be our industry leading genetics and breeding program. Our breeding program, located at Aurora Coast, a state-of-the-art facility in Vancouver Island’s Comox Valley, is driving revenues by injecting rotation and variety into our product pipeline and has delivered 24 new proprietary cultivars, grown at scale in our own internal network, to our product pipeline since June 2021. These new cultivars have consistently delivered high potency flower with intensely aromatic profiles – critical attributes to delight consumers and deliver the effects patients are seeking.

Combined with the power of our breeding activities, our cultivation efforts have continued to raise the bar to deliver the consistent quality that patients and consumers value, as well as incremental increases in yield. These improved yields and performance have allowed us to deliver more volume to an increasing number of patients globally. We continue to extend our reach by launching our latest super-high THC cultivars in more regions around the world, including Cosmic Cream, Pink Diesel, Chemango Kush and Black Jelly. Further, our full breeding pipeline, which delivers new options for global commercialization on a consistently recurring basis is consistently raising the bar for cannabis globally.

Our genetics are also starting to create impacts outside of Aurora’s own production network. A number of other Canadian licensed producers are licensing our genetics and generating revenue streams for Aurora.

Looking to the future, we continue to build what we believe is an industry-leading knowledge base with an intellectual property portfolio to capture the value of this investment. Two notable achievements were completed during the quarter:

•In October, the Company announced a new collaboration with the University of British Columbia addressing cannabis aromas; this project is funded by Genome BC. This meaningful genetics research aligns with Aurora's breeding goals and will enable the company to enhance its breeding program with greater accuracy and efficiency on consumer-focused traits, positively impacting future innovation.

•Aurora has successfully completed its first at-scale seed trial projects in both indoor and outdoor environments, benchmarking the quality of our seed-derived cultivars against our existing high-performing clonally propagated cultivars. This work will revolutionize cannabis and Aurora’s production network in the future, enabling more agility and efficiencies for the business.

Global and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets continue to grow. The Company believes its strengths in navigating complex regulatory environments, compliance, testing, cultivar breeding, genetic science, and cultivating high quality cannabis are essential strengths that create a repeatable, credible and portable process to new market development. These drive our current leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora is active in all key European medical cannabis markets, including Germany, Poland, UK, France, Switzerland, Czech Republic and Malta. The Company holds a leading position in the flower segment in each market it is commercially active in and is overall one of the leading medical cannabis companies in Europe. In Germany, Aurora is one of three active in-country producers of medical cannabis and has recently received its production and R&D license under the new cannabis law. With this, the Company is in a strong position to serve all medical markets in Europe and for any upcoming pilot projects for recreational cannabis.

With the acquisition of the remaining 90% equity interest of Indica Industries Pty Ltd. (“MedReleaf Australia”), the Company now sells directly into Australia. MedReleaf Australia is a leading distributor of medical cannabis products in Australia and has expanded sales into New Zealand.

1Adjusted gross profit before fair value is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted Gross Margin” section for a reconciliation to IFRS equivalent.

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We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown, but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics and breeding, position us as a partner of choice, and to be successful in lucrative components of the cannabis value chain.

Plant Propagation

With the acquisition of Bevo Agtech Inc. (“Bevo”) in August 2022, Aurora moved into the adjacent segment of plant propagation. Building on Bevo’s established record of profitable and positive cash flow, Aurora is accelerating the growth of the plant propagation business segment through the repurposing of Aurora Sky and Aurora Sun, which will open additional geographic regions for the existing propagation business, as well as allowing entry into the higher gross margin orchid business, one which is currently served in North America by lower-quality imports.

Financial leadership in a rapidly maturing industry

Aurora believes that profitable growth, positive cash flow, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical businesses, with country diversification, growth, and strong gross margins provide the foundation for profitability. Aurora has right sized selling, general & administration costs (“SG&A”), centralized and optimized production facilities, and leveraged the Company’s cultivar breeding success to shift the Company’s portfolio in the Canadian consumer business to products with higher gross margins.

Aurora has one of the strongest balance sheets in the Canadian cannabis industry with approximately $180.2 million of cash and cash equivalents, inclusive of restricted cash, as at December 31, 2024. In addition, Aurora has had access to a cross-border shelf prospectus filed on April 27, 2023 (the “2023 Shelf Prospectus”) available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Concurrent with the filing with this MD&A, the Company filed a new shelf prospectus which, once receipted, will replace the 2023 Shelf Prospectus. See “Key Developments During and Subsequent to the Three Months Ended December 31, 2024—Financing Activities” below. Volatility in the cannabis industry, the stock market and the Company’s share price may impact our ability to raise, and the amount of any, financing under any prospectus.

Cash used in operating activities from continuing operations during the three months ended December 31, 2024 was $29.6 million compared to cash provided by of $24.3 million during the three months ended September 30, 2024 and cash used of $3.8 million during the three months ended December 31, 2023. The Company continues to focus its operating cash use to deliver sustainable positive free cash flow2. During the three months ended December 31, 2024, free cash inflow was $27.4 million, which includes a working capital investment of $15.8 million.

Condensed Statements of Income (Loss)

This MD&A reflects only the results of continuing operations, unless otherwise noted.

The condensed consolidated interim statements of income (loss) and comprehensive income (loss) and condensed consolidated interim statements of cash flows for the previously reported Growery, Nordic, Reliva and ICC Labs Inc. (“ICC”), all formerly part of the Cannabis operating segment are presented as discontinued operations, separate from the Company’s continuing operations. Certain prior period financial information on the condensed consolidated interim statements of income (loss) and comprehensive income (loss) and the condensed consolidated interim statements of cash flows have been updated to present Growery, Nordic, Reliva and ICC as discontinued operations, and has therefore been excluded from both continuing operations and discussions for all periods presented in this MD&A.

The results from discontinued operations included in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the three and nine months ended December 31, 2024 was income of $0.1 million and a loss of $14.2 million, respectively, compared to a loss of $1.0 million and $11.7 million for the three and nine months ended December 31, 2023, respectively.

	Three months ended			Nine months ended
($ thousands)	December 31, 2024	September 30, 2024(2)	December 31, 2023(2)	December 31, 2024	December 31, 2023(2)
Net revenue (1a)	$88,198	$81,122	$64,375	$252,755	$202,226
Gross profit before fair value adjustments (1b)	$47,380	$39,193	$20,583	$116,698	$53,766
Gross profit	$78,995	$42,165	$24,982	$165,706	$85,403
Operating expenses	$42,139	$44,557	$42,578	$130,365	$128,245
Income (loss) from operations	$36,856	($2,392)	($17,596)	$35,341	($42,842)
Other income (expenses)	($4,787)	$2,995	$471	$5,032	$6,183
Net income (loss) from continuing operations	$31,228	$1,675	($17,058)	$37,747	($36,816)
Net income (loss) from discontinued operations, net of taxes	$115	($14,640)	($1,042)	($14,221)	($11,742)
Net income (loss)	$31,343	($12,965)	($18,100)	$23,526	($48,558)
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Cost of Sales and Gross Margin” section for a reconciliation of net revenue to the IFRS equivalent.
2 Free cash flow is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Liquidity and Capital Resources” section for a reconciliation to the IFRS equivalent.

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b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
(2) Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

Key Quarterly Financial Results

($ thousands, except Operational Results)	Three months ended
	December 31, 2024	September 30, 2024	$ Change	% Change	December 31, 2023(3)	$ Change	% Change
Financial Results
Net revenue (1a)	$88,198	$81,122	$7,076	9%	$64,375	$23,823	37%
Medical cannabis net revenue (1a)	$68,149	$61,316	$6,833	11%	$45,038	$23,111	51%
Consumer cannabis net revenue (1a)	$9,912	$10,422	($510)	(5%)	$11,623	($1,711)	(15%)
Plant propagation revenue	$8,897	$8,634	$263	3%	$7,285	$1,612	22%
Adjusted gross margin before FV adjustments on total net revenue (1b)	65%	54%	N/A	11%	53%	N/A	12%
Adjusted gross margin before FV adjustments on cannabis net revenue (1b)	67%	57%	N/A	10%	56%	N/A	11%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	74%	68%	N/A	6%	63%	N/A	11%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	26%	14%	N/A	12%	29%	N/A	(3%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	40%	19%	N/A	21%	28%	N/A	12%
Adjusted SG&A expense(1d)	$31,262	$31,722	($460)	(1%)	$27,759	$3,503	13%
Adjusted EBITDA (1c)	$23,101	$10,122	$12,979	128%	$5,549	$17,552	316%
Free cash flow (1e)	$27,364	($26,433)	$53,797	204%	($4,702)	$32,066	682%

Balance Sheet
Working capital (1f)	$344,404	$308,580	$35,824	12%	$308,743	$35,661	12%
Cannabis inventory and biological assets (2)	$212,075	$177,999	$34,076	19%	$112,645	$99,430	88%
Total assets	$866,521	$808,774	$57,747	7%	$824,272	$42,249	5%

(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.Refer to the “Revenue” and “Cost of Sales and Gross Margin” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.Refer to the “Adjusted Gross Margin” section for reconciliation to the IFRS equivalent.
c.Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
d.Refer to the “Operating Expenses” section for reconciliation to the IFRS equivalent.
e.Refer to the “Liquidity and Capital Resources” section for a reconciliation to the IFRS equivalent.
f.“Working capital” is defined as Current Assets less Current Liabilities as reported on the Company’s Consolidated Statements of Financial Position.
(2)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

Key Developments During and Subsequent to the Three Months Ended December 31, 2024

Operating Activities

The Company continues to focus on growth opportunities that are also expected to deliver profit and positive cash flow.

During the three months ended December 31, 2024, the Company sold the majority of the assets and related liabilities comprising its operations in Uruguay that are operated through its wholly-owned subsidiary ICC. ICC is presented as discontinued operations in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

On December 17, 2024, the Company announced a distribution partnership between the Entourage Effect and Medreleaf Australia. The partnership serves to strengthen and broaden its medical cannabis distribution channel across pharmacies in Australia.

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Financing Activities

On January 14, 2025, the Company’s 50.1% owned subsidiary, Bevo Agtech Inc. (“Bevo”), refinanced its credit facilities with its lender. As a result, the maturity date of the Term Facility 1, Term Facility 2 and the revolver has been amended to October 20, 2028. The total amount drawn under the Term Facility 1 and Term Facility 2 facilities at the time of amendment of $43.5 million was combined to form the new Term Facility 1 and $6.0 million is available to be drawn under the new Term Facility 2. The total borrowings available under the revolver remains at $18.0 million. Interest is based on the Canadian prime rate plus an applicable margin determined on a quarterly basis. The total quarterly repayment consists of principal of $0.5 million plus interest. The lender has made available additional hedging and MasterCard facilities with a maximum credit limit of $0.3 million. The terms of the refinancing are subject to customary financial and non-financial covenants.

Concurrent with the filing of this MD&A, the Company has filed a preliminary base shelf prospectus which, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, when made final or effective, will replace the Company’s existing base shelf prospectus that is due to expire on May 27, 2025 and will qualify the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective.

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three and nine months ended December 31, 2024 and the comparative periods.

($ thousands)	Three months ended			Nine months ended
	December 31, 2024	September 30, 2024(2)	December 31, 2023(2)	December 31, 2024	December 31, 2023(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	27,295	26,269	25,797	80,681	76,619
International medical cannabis net revenue	40,854	35,047	19,241	95,985	53,250
Total medical cannabis net revenue	68,149	61,316	45,038	176,666	129,869

Consumer cannabis net revenue(1)
Consumer cannabis net revenue(1)	9,912	10,422	11,623	31,867	36,725

Wholesale bulk cannabis net revenue(1)	1,240	750	429	3,610	1,289

Total cannabis net revenue(1)	79,301	72,488	57,090	212,143	167,883
					—
Plant propagation revenue	8,897	8,634	7,285	40,612	34,343

Total net revenue(1)	88,198	81,122	64,375	252,755	202,226
(1)Net revenue is a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Cost of Sales and Gross Margin” section of this MD&A for a reconciliation to IFRS equivalent.
(2)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations.

Medical Cannabis Net Revenue
During the three months ended December 31, 2024, total medical cannabis net revenue was $68.1 million compared to the three months ended September 30, 2024 of $61.3 million, and $45.0 million for the three months ended December 31, 2023, representing an increase of $6.8 million and $23.1 million, respectively. The increase over the comparative periods is primarily attributable to international medical cannabis sales to Europe and Australia.

Canadian medical cannabis net revenue remained relatively consistent during the three months ended December 31, 2024 compared to the three months ended September 30, 2024, and the three months ended December 31, 2023. The slight increase over prior period quarters is a result of the commercial collaboration with Cogent International Manufacturing Ltd (“Cogent”) announced in the first quarter of 2025.

International medical cannabis net revenue was $40.9 million during the three months ended December 31, 2024 compared to $35.0 million for the three months ended September 30, 2024 and $19.2 million for the three months ended December 31, 2023. The increase of $5.8 million and $21.6 million, respectively, is largely due to recognition of sell through revenue in Australia after the acquisition and de-schedulization in Germany. The Company continues to see increased sales in other European countries as well. Similarly, this is reflected in the increase of $42.7 million during the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023.

During the nine months ended December 31, 2024, total medical cannabis net revenue was $176.7 million, an increase of $46.8 million compared to $129.9 million during the nine months ended December 31, 2023, due to the increase in sales to Europe and Australia, noted above.

Canadian medical cannabis net revenue increased by $4.1 million to $80.7 million during the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023. The increase is partly due to the commercial collaboration with Cogent and partly due to additional product offerings.

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Consumer Cannabis Net Revenue

During the three months ended December 31, 2024, consumer cannabis net revenue decreased to $9.9 million compared to $10.4 million for the three months ended September 30, 2024 and $11.6 million for the three months ended December 31, 2023. The decrease over both periods was due to the Company’s focus on portfolio optimization and prioritization of sales to the higher margin medical businesses.

During the nine months ended December 31, 2024, consumer cannabis net revenue was $31.9 million compared to $36.7 million during the nine months ended December 31, 2023. Consumer cannabis net revenue declined as the Company shifted its focus to portfolio optimization and allocation of cannabis flower to Aurora’s highest margin business segments.

Plant Propagation Revenue

During the three months ended December 31, 2024, the Company’s plant propagation revenue was $8.9 million compared to the three months ended September 30, 2024 of $8.6 million and $7.3 million for the three months ended December 31, 2023. The increase over the comparative prior periods relates to organic growth arising from increased plant propagation capacity and product offerings. Similarly, this is reflected in the increase of $6.3 million during the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023.
Cost of Sales and Gross Margin

	Three months ended			Nine months ended
($ thousands)	December 31, 2024	September 30, 2024(2)	December 31, 2023(2)	December 31, 2024	December 31, 2023(2)
Revenue from sale of goods	94,629	88,544	72,422	275,109	223,525
Revenue from provision of services	1,349	389	141	1,839	419
Excise taxes	(7,780)	(7,811)	(8,188)	(24,193)	(21,718)
Net revenue (1)	88,198	81,122	64,375	252,755	202,226
Cost of sales	(40,818)	(41,929)	(43,792)	(136,057)	(148,460)
Gross profit before FV adjustments (1)	47,380	39,193	20,583	116,698	53,766
Gross margin before FV adjustments (1)	54%	48%	32%	46%	27%
Changes in fair value of inventory sold	(38,029)	(36,027)	(22,874)	(107,104)	(58,962)
Unrealized gain on changes in fair value of biological assets	69,644	38,999	27,273	156,112	90,599
Gross profit	78,995	42,165	24,982	165,706	85,403
Gross margin	90%	52%	39%	66%	42%

(1)These terms are Non-GAAP Measures and neither is a recognized, defined or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

Gross margin before fair value adjustments was 54% for the three months ended December 31, 2024 compared to 48% for the three months ended September 30, 2024 and 32% for the three months ended December 31, 2023. The improvement quarter over quarter is due to purposeful evolution of the channel mix through increasing participation of the European market channel which has higher adjusted gross margin before fair value adjustments and to efficiencies in production cost. The increase compared to the three months ended December 31, 2023 is largely driven by increased sales to Europe and Australia, combined with a reduction in lower margin sales into the consumer market.

Gross margin before fair value adjustments was 46% for the nine months ended December 31, 2024 compared to 27% for the nine months ended December 31, 2023. The improvement is a result of optimizing channel mix, supply chain network efficiencies by sourcing change, with Europe being supplied by Canada and the related positive impact of closing the Nordic production facility and higher efficiencies in production operations relative to the comparative period.

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Adjusted Gross Margin – Q3 2025

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
Three months ended December 31, 2024
Gross revenue	71,125	14,716	1,240	87,081	8,897	95,978
Excise taxes	(2,976)	(4,804)	—	(7,780)	—	(7,780)
Net revenue (1)	68,149	9,912	1,240	79,301	8,897	88,198
Non-recurring net revenue adjustments (3)	—	—	—	—	(2,372)	(2,372)
Adjusted net revenue	68,149	9,912	1,240	79,301	6,525	85,826
Cost of sales	(22,080)	(10,466)	(1,353)	(33,899)	(6,919)	(40,818)
Depreciation	1,683	698	89	2,470	993	3,463
Inventory impairment and non-recurring costs included in cost of sales (2)(3)	2,713	2,434	315	5,462	2,024	7,486
Adjusted gross profit (loss) before FV adjustments (1)	50,465	2,578	291	53,334	2,623	55,957
Adjusted gross margin before FV adjustments (1)	74%	26%	23%	67%	40%	65%

Three months ended September 30, 2024
Gross revenue	64,294	15,255	750	80,299	8,634	88,933
Excise taxes	(2,978)	(4,833)	—	(7,811)	—	(7,811)
Net revenue (1)	61,316	10,422	750	72,488	8,634	81,122
Non-recurring revenue adjustments (3)	—	—	—	—	(2,321)	(2,321)
Adjusted net revenue	61,316	10,422	750	72,488	6,313	78,801
Cost of sales	(21,593)	(9,909)	(2,716)	(34,218)	(7,711)	(41,929)
Depreciation	1,948	894	245	3,087	927	4,014
Inventory impairment, non-recurring, and market development costs included in cost of sales (2)(3)	4	—	2	6	1,680	1,686
Adjusted gross profit (loss) before FV adjustments (1)	41,675	1,407	(1,719)	41,363	1,209	42,572
Adjusted gross margin before FV adjustments (1)	68%	14%	(229%)	57%	19%	54%

Three months ended December 31, 2023 (4)
Gross revenue	47,898	16,951	429	65,278	7,285	72,563
Excise taxes	(2,860)	(5,328)	—	(8,188)	—	(8,188)
Net revenue(1)	45,038	11,623	429	57,090	7,285	64,375
Non-recurring net revenue adjustments (3)	—	—	—	—	(872)	(872)
Adjusted net revenue	45,038	11,623	429	57,090	6,413	63,503
Cost of sales	(23,597)	(12,292)	(582)	(36,471)	(7,321)	(43,792)
Depreciation	2,665	1,340	62	4,067	1,052	5,119
Inventory impairment, and non-recurring adjustments included in cost of sales (2)(3)	4,201	2,719	123	7,043	1,681	8,724
Adjusted gross profit before FV adjustments (1)	28,307	3,390	32	31,729	1,825	33,554
Adjusted gross margin before FV adjustments (1)	63%	29%	7%	56%	28%	53%
(1)These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Non-recurring items includes inventory count adjustments resulting from facility shutdowns and inter-site transfers and business transformation costs in connection with the re-purposing of the Company’s Sky and Sun facilities.
(4)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

Medical Cannabis Adjusted Gross Margin

Aurora’s leading medical cannabis businesses in Canada, Europe and Australia continued to perform well during the three months ended December 31, 2024 and delivered 87% (three months ended September 30, 2024 – 93%, three months ended December 31, 2023 – 84%) of adjusted gross profit before fair value adjustments. Excluding the plant propagation business, the medical cannabis business delivered 91% of the adjusted gross profit before fair value adjustments for the three months ended December 31, 2024 (three months ended September 30, 2024 – 92%, three months ended December 31, 2023 – 89%).

9 | AURORA CANNABIS INC.	Q3 2025 MD&A

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 74% for the three months ended December 31, 2024, compared to 68% in three months ended September 30, 2024, and 63% in three months ended December 31, 2023. The adjusted gross margin before fair value adjustments has improved from the comparative prior periods due higher revenue in high margin markets, sustainable cost reductions and improved efficiency in production operations.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 26% for the three months ended December 31, 2024, compared to 14% in three months ended September 30, 2024 and 29% in three months ended December 31, 2023. The increase in adjusted gross margin before fair value adjustments compared to the three months ended September 30, 2024 is due to cost improvements by spend efficiency and higher manufactured volume. The decrease in adjusted gross margin before fair value adjustments compared to the three months ended December 31, 2023, is primarily due to product sales with lower margins relative to the comparative prior periods.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation revenue was 40% for the three months ended December 31, 2024 compared to 19% for the three months ended September 30, 2024 and 28% in three months ended December 31, 2023. The fluctuations in the plant propagation adjusted gross margin before fair value adjustments is due to product mix with higher margin sales in the third quarter. Additionally, Bevo’s greenhouses are producing at higher capacity.

10 | AURORA CANNABIS INC.	Q3 2025 MD&A

Adjusted Gross Margin – Q3 2025 YTD

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated nine month period:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
Nine months ended December 31, 2024
Gross revenue	185,540	47,186	3,610	236,336	40,612	276,948
Excise taxes	(8,874)	(15,319)	—	(24,193)	—	(24,193)
Net revenue (1)	176,666	31,867	3,610	212,143	40,612	252,755
Non-recurring revenue adjustments (3)	—	—	—	—	(5,062)	(5,062)
Adjusted net revenue	176,666	31,867	3,610	212,143	35,550	247,693
Cost of sales	(60,575)	(30,932)	(10,281)	(101,788)	(34,269)	(136,057)
Depreciation	5,336	2,633	946	8,915	2,942	11,857
Inventory impairment, non-recurring, business transformation, and market development costs included in cost of sales (2)(3)(4)	3,517	3,167	748	7,432	3,586	11,018
Adjusted gross profit (loss) before FV adjustments (1)	124,944	6,735	(4,977)	126,702	7,809	134,511
Adjusted gross margin before FV adjustments (1)	71%	21%	(138%)	60%	22%	54%

Nine months ended December 31, 2023(5)
Gross revenue	137,906	50,406	1,289	189,601	34,343	223,944
Excise taxes	(8,037)	(13,681)	—	(21,718)	—	(21,718)
Net revenue (1)	129,869	36,725	1,289	167,883	34,343	202,226
Non-recurring revenue adjustments (3)	(598)	(249)	—	(847)	(1,390)	(2,237)
Adjusted net revenue	129,271	36,476	1,289	167,036	32,953	199,989
Cost of sales	(71,611)	(41,554)	(2,123)	(115,288)	(33,172)	(148,460)
Depreciation	8,167	4,424	224	12,815	2,818	15,633
Inventory impairment, and non-recurring in cost of sales(2)(3)(4)	14,525	10,872	535	25,932	4,986	30,918
Adjusted gross (loss) profit before FV adjustments (1)	80,352	10,218	(75)	90,495	7,585	98,080
Adjusted gross margin before FV adjustments (1)	62%	28%	(6%)	54%	23%	49%
(1)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(3)Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers.
(4)Business transformation includes costs in connection with the re-purpose of the Company’s Sky and Sun facilities.
(5)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 71% for the nine months ended December 31, 2024 compared to 62% for the nine months ended December 31, 2023. Adjusted gross margin before fair value adjustments increased due to sales mix by increasing sales on more profitable markets like Europe and Australia, production spend efficiencies year over year including change in sourcing strategy by fulfilling the European market from Canada.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue decreased to 21% for the nine months ended December 31, 2024 compared to 28% for the nine months ended December 31, 2023. The decrease in adjusted gross margin before fair value adjustments is due to higher fixed overhead costs allocated to the consumer channel as a result of lower volumes manufactured for products sold by the channel.

Plant Propagation Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on plant propagation was 22% for the nine months ended December 31, 2024 compared to 23% for the nine months ended December 31, 2023. The fluctuations are due to product mix of vegetables and ornamental plants and ramp up of the orchid business.

11 | AURORA CANNABIS INC.	Q3 2025 MD&A

Operating Expenses

	Three months ended			Nine months ended
($ thousands)	December 31, 2024	September 30, 2024	December 31, 2023(1)	December 31, 2024	December 31, 2023(1)
General and administration	23,443	22,036	22,031	68,003	65,907
Sales and marketing	13,077	13,721	12,099	40,822	37,380
Acquisition costs	819	991	1,567	2,811	2,356
Research and development	929	975	782	2,891	2,829
Depreciation and amortization	2,214	2,366	3,260	6,694	10,085
Share-based compensation	1,657	4,468	2,839	9,144	9,688
Total operating expenses	42,139	44,557	42,578	130,365	128,245
(1) Certain previously reported amounts have been adjusted for non-material prior period adjustments (refer to Note 2(f) in the condensed consolidated interim financial statements).

General and administration (“G&A”)

During the three months ended December 31, 2024, G&A expense remained consistent compared to the three months ended September 30, 2024 and the three months ended December 31, 2023.

During the nine months ended December 31, 2024, G&A expense remained relatively consistent compared to the nine months ended December 31, 2023. The slight increase is attributable to incremental costs following the acquisition of MedReleaf Australia.

Sales and marketing (“S&M”)

During the three months ended December 31, 2024, S&M expense remained consistent compared to the three months ended September 30, 2024 and the three months ended December 31, 2023.

During the nine months ended December 31, 2024, S&M expense remained relatively consistent compared to the nine months ended December 31, 2023. The slight increase is attributable to incremental costs following the acquisition of MedReleaf Australia.

Research and development (“R&D”)

The Company’s investment in R&D and product innovation is partly opportunistic and its approach to R&D spend is targeted and gated. As such these costs will vary quarter over quarter and year over year.

Depreciation and amortization

During the three months ended December 31, 2024, depreciation and amortization remained consistent compared to the three months ended September 30, 2024 and decreased by $1.0 million compared to the three months ended December 31, 2023. The decrease compared to the three months ended three months ended December 31, 2023 relates to facility disposals and asset impairment charges previously recognized. Similarly, this is reflected in the decrease of $3.4 million over the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023.

Share-based compensation

During the three months ended December 31, 2024, share-based compensation expense decreased by $2.8 million compared to the three months ended September 30, 2024 and remained consisted to the three months ended December 31, 2023. The decrease compared to prior quarter was due to a $2.0 million revaluation of cash settled share-based compensation valued at fair value.

During the nine months ended December 31, 2024, share-based compensation expense remained relatively consistent compared to the nine months ended December 31, 2023.

12 | AURORA CANNABIS INC.	Q3 2025 MD&A

Adjusted SG&A

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended			Nine months ended
($ thousands)	December 31, 2024	September 30, 2024	December 31, 2023(2)	December 31, 2024	December 31, 2023(2)
General and administration	23,443	22,036	22,259	68,003	66,135
Sales and marketing	13,077	13,721	12,106	40,822	37,387
Business transformation costs	(4,885)	(4,035)	(5,150)	(13,788)	(15,728)
Out-of-period adjustments	—	—	214	—	(594)
Non-recurring costs	(373)	—	(1,670)	(657)	(2,675)
Adjusted SG&A (1)	31,262	31,722	27,759	94,380	84,525
(1)Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

During the three months ended December 31, 2024 adjusted SG&A remained relatively consistent with the three months ended September 30, 2024. The increase compared to the three months ended December 31, 2023 relates to higher freight and logistics costs, notably from increasing sales to Europe and incremental costs following the acquisition of MedReleaf Australia. Similarly, this is reflected in the increase of $6.4 million during the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023.

Other Income (Expenses)

	Three months ended			Nine months ended
($ thousands)	December 31, 2024	September 30, 2024	December 31, 2023(1)	December 31, 2024	December 31, 2023(1)
Interest and other income	2,601	2,968	3,328	8,915	9,929
Finance and other costs	(1,942)	(2,136)	(2,501)	(5,814)	(11,808)
Foreign exchange	3,111	2,116	(3,321)	7,070	(4,927)
Other gains (losses)	(7,990)	47	3,291	(4,443)	15,446
Restructuring charges	—	—	(326)	—	(1,227)
Impairment of property, plant and equipment	(567)	—	—	(696)	(1,230)
Other income (expenses)	(4,787)	2,995	471	5,032	6,183
(1)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

Other expenses for the three months ended December 31, 2024 was $4.8 million compared to other income of $3.0 million for the three months ended September 30, 2024 and other income $0.5 million for the three months ended December 31, 2023.

During the three months ended December 31, 2024, other income decreased by $7.8 million compared to the three months ended September 30, 2024, as a result of a fair value adjustment to contingent consideration of $9.8 million recorded in other gains (losses).

During the three months ended December 31, 2024, other income decreased by $5.3 million compared to the three months ended December 31, 2023. This is largely due to a fair value adjustment to contingent consideration in other gains (losses) of $9.8 million partially offset by $6.4 million increase in foreign exchange gains related to the U.S. dollar appreciation.

Other income for the nine months ended December 31, 2024 was $5.0 million compared to $6.2 million for the nine months ended December 31, 2023. The decrease of $1.2 million is due to a fair value adjustment to contingent consideration recorded in other losses of $9.8 million, whereas the comparative period had other gains of $12.4 million related to a provision recovery. This was partially offset in the current period from foreign exchange gains arising from the U.S. dollar appreciation and a reduction in finance costs of $6.0 million related to the extinguishment of the convertible debentures during the prior period.

Net Income (Loss)

Net income from continuing operations for the three months ended December 31, 2024 was $31.2 million compared to net income of $1.7 million for the three months ended September 30, 2024 and net loss of $17.1 million for the three months ended December 31, 2023.

The increase in net income of $29.6 million compared to the three months ended September 30, 2024 primarily relates to an increase in gross profit of $36.8 million and a decrease in operating expenses of $2.4 million. The increase in gross profit includes an increase in unrealized gain on changes in fair value of biological assets of $30.6 million, partially offset by an increase in changes in fair value of inventory and biological assets sold of $2.0 million,

13 | AURORA CANNABIS INC.	Q3 2025 MD&A

The increase in net income of $48.3 million compared to the three months ended December 31, 2023 primarily relates to increase in gross profit of $54.0 million, partially offset with a decrease in other income of $5.3 million. The increase in gross profit includes an increase in unrealized gain on changes in fair value of biological assets of $42.4 million, partially offset by an increase in changes in fair value of inventory and biological assets sold of $15.2 million.

Net income from continuing operations for the nine months ended December 31, 2024 was $37.7 million compared to a net loss of $36.8 million for the nine months ended December 31, 2023. The increase in net income of $74.6 million relates to an increase in gross profit of $80.3 million, partially offset by an increase in operating expenses of $2.1 million. The increase in gross profit includes an increase in unrealized gain on changes in fair value of biological assets of $65.5 million, partially offset by an increase in changes in fair value of inventory and biological assets sold of $48.1 million.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Nine months ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023(6)
Net income (loss) from continuing operations	31,228	1,675	(17,058)	37,747	(36,816)
Income tax expense (recovery)	841	(1,072)	(67)	2,626	157
Other income (expense)	4,787	(2,995)	(471)	(5,032)	(6,183)
Share-based compensation	1,657	4,468	2,839	9,144	9,688
Depreciation and amortization	5,678	6,380	8,378	18,552	25,770
Acquisition costs	819	991	1,567	2,811	2,356
Inventory and biological assets fair value and impairment adjustments	(28,311)	529	(491)	(40,130)	(8,600)
Business transformation related charges (1)	4,537	3,394	5,132	12,312	17,650
Out-of-period adjustments (2)	—	—	613	—	1,421
Non-recurring items (3)	1,865	(3,248)	5,107	80	5,990
Adjusted EBITDA (4)	23,101	10,122	5,549	38,110	11,433
(1)Business transformation related charges include costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods. Some prior period amounts have been adjusted for changes in presentation.
(3)Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted EBITDA was $23.1 million for the three months ended December 31, 2024 compared to $10.1 million for the three months ended September 30, 2024 and $5.5 million for the three months ended December 31, 2023. The improvement over the prior periods is from an increase in gross profit before fair value adjustments resulting from higher net revenue.

Adjusted EBITDA was $38.1 million for the nine months ended December 31, 2024 compared to Adjusted EBITDA of $11.4 million for the nine months ended December 31, 2023. The improvement is primarily due to an increase in gross profit before fair value adjustments, partially offset by higher Adjusted SG&A resulting from higher freight and logistics costs, notably for sales to Europe and incremental costs following the acquisition of MedReleaf Australia.

14 | AURORA CANNABIS INC.	Q3 2025 MD&A

Liquidity and Capital Resources

($ thousands)	December 31, 2024	March 31, 2024
Cash and cash equivalents	108,711	113,439
Restricted cash	71,467	65,782

Working capital (1)	344,404	301,985
Total assets	866,521	838,673
Total non-current liabilities	104,320	112,183

Capitalization
Loans and borrowings	57,905	57,259
Lease liabilities	43,076	47,532
Total debt	100,981	104,791
Total equity	612,394	601,870
Total capitalization	713,375	706,661
(1)Working Capital is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

During the three and nine months ended December 31, 2024, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses and capital expenditures to maintain existing facilities, loans and borrowings repayments and lease payments. Our medium-term liquidity needs primarily relate to lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of December 31, 2024, the Company has access to the following capital resources available to fund operations and obligations:

•$108.7 million cash and cash equivalents; and
•access to a cross-boarder shelf prospectus filed on April 17, 2023 which is due to expire on May 27, 2025. Concurrent with the filing of this MD&A, the Company has filed a preliminary base shelf prospectus (“2025 Self Prospectus”) which, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, when made final or effective, will replace the Company’s existing base shelf prospectus that is due to expire and will qualify the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under any prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2025 Shelf Prospectus, where available, are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $62.3 million relating to its self-insurance policy, if necessary.

Cash Flow Highlights

The table below summarizes the Company’s cash flows, including discontinued operations:

($ thousands)	Three months ended		Nine months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash provided by (used in) operating activities	28,839	(5,264)	12,323	(47,383)
Cash provided by (used in) investing activities	(3,212)	6,887	(6,036)	750
Cash provided by (used in) financing activities	(5,575)	15,157	(8,817)	(43,051)
Effect of foreign exchange	3,738	(1,329)	(2,198)	(890)
Increase (decrease) in cash and cash equivalents	23,790	15,451	(4,728)	(90,574)

Cash provided by operating activities for the three months ended December 31, 2024 was $28.8 million compared to cash used in operating activities of $5.3 million for the three months ended December 31, 2023. During the three months ended three months ended December 31, 2024 there was a working capital recovery of $15.8 million compared to a recovery of $7.6 million for the three months ended December 31, 2023. Excluding changes in non-cash working capital and discontinued operations, cash provided by operating activities during the three months ended December 31, 2024 was $13.8 million compared to cash used in operations of $11.4 million for the three months ended December 31, 2023. The improvement of $25.2 million is a combination of increased net revenue and improved profit margin.

15 | AURORA CANNABIS INC.	Q3 2025 MD&A

Cash used in investing activities for the three months ended December 31, 2024 was $3.2 million compared to cash provided by investing activities of $6.9 million for the three months ended December 31, 2023. The three months ended December 31, 2024 is mainly comprised of cash used to purchase property, plant and equipment of $4.9 million compared to $2.8 million for the three months ended December 31, 2023. Additionally, the comparative prior quarter includes proceeds from disposing of property, plant and equipment of $8.9 million and the sale of marketable securities of $3.8 million, slightly offset by a payment of contingent consideration of $3.0 million.

Cash used in financing activities for the three months ended December 31, 2024 was $5.6 million compared to $15.2 million for the three months ended December 31, 2023. The decrease of $20.7 million relates to proceeds from Common Share issuance of $36.8 million in the comparative prior quarter, offset with a $22.5 million repayment of convertible debentures.

Cash provided by operating activities for the nine months ended December 31, 2024 was $12.3 million compared to cash used in operating activities of $47.4 million for the nine months ended December 31, 2023. The improvement of $59.7 million is a combination of increased net revenue and improved profit margin.

Cash used in investing activities for the nine months ended December 31, 2024 was $6.0 million compared to cash provided by investing activities of $0.8 million for the nine months ended December 31, 2023. The nine months ended December 31, 2024 is mainly comprised of cash used to purchase property, plant and equipment of $14.6 million compared to $11.3 million in the nine months ended December 31, 2023. The comparative prior period includes proceeds from the sale of property, plant and equipment of $11.5 million.

Cash used in financing activities for the nine months ended December 31, 2024 was $8.8 million compared to $43.1 million for the nine months ended December 31, 2023. The comparative period includes the repayment of convertible debentures for $84.4 million during the nine months ended December 31, 2023, partially offset by proceeds of $38.4 million related to the issuance of Common Shares.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Nine months ended
($ thousands)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	13,815	5,295	(11,390)	17,288	(37,451)
Changes in non-cash working capital	15,805	(29,588)	7,566	(3,101)	(5,206)
Net cash provided by (used in) operating activities from continuing operations	29,620	(24,293)	(3,824)	14,187	(42,657)
Less: maintenance capital expenditures(1)	(2,256)	(2,140)	(878)	(6,766)	(5,188)
Free cash flow(2)	27,364	(26,433)	(4,702)	7,421	(47,845)
(1)Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.

Free cash inflow was $27.4 million for the three months ended December 31, 2024 compared to an outflow of $26.4 million for the three months ended September 30, 2024 and an outflow of $4.7 million for the three months ended December 31, 2023. Compared to the three months ended September 30, 2024, the increase of $53.8 million is partly due to a $15.8 million investment in working capital in the current quarter compared to a $29.6 million recovery of working capital in the prior quarter. The investment in working capital during the current quarter includes seasonal demands of Bevo and timing of payments. Compared to the three months ended December 31, 2023, the increase in the free cash outflow of $32.1 million primarily relates to higher net revenue and contribution margin, partially offset by a higher investment of working capital of $8.2 million in the current period.

Free cash inflow was $7.4 million for the nine months ended December 31, 2024 compared to an outflow of $47.8 million for the nine months ended December 31, 2023. The improvement of $55.3 million relates primarily to higher net revenue and improved contribution margin.

16 | AURORA CANNABIS INC.	Q3 2025 MD&A

Contractual Obligations

As at December 31, 2024, the Company had the following undiscounted contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	69,957	69,957	—	—	—
Lease liabilities (1)	87,065	9,053	21,159	9,550	47,303
Loans and borrowings, principal repayment	57,981	52,951	5,030	—	—
Capital commitments (2)	4,642	4,642	—	—	—
Total contractual obligations	219,645	136,603	26,189	9,550	47,303
(1)Includes interest payable until maturity date.
(2)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described below. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. The parties have received preliminary approval of a U.S.$8.0 million settlement in October 2024, which will be covered by insurance. Final Court approval of the settlement was obtained on January 28, 2025. The Company has recorded the approved settlement of U.S.$8.0 million in accounts payable and accrued liabilities and an insurance receivable in accounts receivable on the condensed consolidated interim statements of financial position for the same.

On June 16, 2020, the Company and its subsidiary, ACE, were named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involved a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others. The plaintiffs have filed a Discontinuance of Claim for this matter, as such, this claim is no longer active.

On June 15, 2020, a claim was filed in the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed in the Court of the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and allegedly suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a motion to strike the amendment. The Company’s motion to strike was heard the week of November 18, 2024. The Company disputes the allegations and intends to vigorously defend against the claims.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an Application seeking summary judgment as against the Company and the Company has filed Affidavit evidence in response. Cross-examinations for the Company’s affiants and for Plaintiff’s affiant have been completed. While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in a purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, or would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at December 31, 2024 the Company has recognized total provisions of nil (March 31, 2024 – $2.3 million) in provisions on the condensed consolidated interim statements of financial position.

17 | AURORA CANNABIS INC.	Q3 2025 MD&A

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel consist of the Company’s executive management team and management directors who, collectively, have the authority and responsibility for planning, directing and controlling the activities of the Company. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended		Nine months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Short-term employment benefits (1)	3,618	3,040	7,249	8,667
Long-term employment benefits	11	9	33	30
Directors’ fees (2)	99	67	284	254
Share-based compensation	877	2,043	6,270	7,795
Total management compensation(3)	4,605	5,159	13,836	16,746
(1)As at December 31, 2024, $2.1 million is payable or accrued for key management compensation (March 31, 2024 - $1.8 million).
(2)Share-based compensation represent the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans. Director DSUs are included in share-based compensation.
(3)As at December 31, 2024, there are 10 key management personnel (December 31, 2023 - 10).

The Company entered into an unsecured Pari Passu Creditor Agreement with Bevo, in which participating shareholders of Bevo provided the funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a rate of 14.0% per annum. The principal and accrued interest are due on May 31, 2025. The Company advanced funds of $2.5 million, which is eliminated upon consolidation.

Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company’s critical accounting estimates during the three and nine months ended December 31, 2024. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended March 31, 2024.

Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company has applied the amendments effective April 1, 2024, retrospectively and it did not impact the classification of current on non-current liabilities.

New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18, introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the

18 | AURORA CANNABIS INC.	Q3 2025 MD&A

recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The Company is currently assessing the effect of this new standard on its financial statements.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s board of directors mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the condensed consolidated interim statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $43.6 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2024, $26.9 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2024 – $22.8 million).

As at December 31, 2024, one customer made up 10% or more of trade accounts receivable (March 31, 2024 – two customers).

As at December 31, 2024, the provision for estimated credit losses is $1.3 million (March 31, 2024 – $1.3 million). During the three and nine months ended December 31, 2024, the Company wrote off $0.1 million and $0.1 million, respectively (three and nine months ended December 31, 2023 – nil and $3.2 million, respectively) and recognized an expense for the three and nine months ended of $0.1 million and $0.1 million, respectively (three and nine months ended December 31, 2023 – expense of $0.2 million and $0.6 million, respectively) recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at February 4, 2025:

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	54,884,052
Stock options	1,848,127
Warrants	7,064,980
Restricted share units	817,897
Deferred share units	387,293
Performance share units	1,245,320
(1)Refer to Note 10 “Share Capital” in the Financial Statements for a detailed description of these securities.

19 | AURORA CANNABIS INC.	Q3 2025 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and operational results)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2023(7)
Financial Results
Net revenue (2)	88,198	81,122	83,435	67,411
Adjusted gross margin before FV adjustments on total net revenue (3)	66%	54%	43%	50%
Income (loss) from continuing operations attributable to common shareholders (4)	31,554	2,599	6,216	(20,624)
Income (loss) from discontinued operations attributable to common shareholders	115	(14,640)	304	(501)
Income (loss) attributable to common shareholders	31,669	(12,041)	6,520	(21,125)
Basic income (loss) per share from continuing operations	0.57	0.05	0.12	(0.40)
Basic income (loss) per share	0.58	(0.22)	0.13	(0.41)
Diluted earnings (loss) per share, continuing operations (8)	0.57	0.05	0.12	(0.40)

Balance Sheet
Working capital	344,404	308,580	322,563	301,985
Cannabis inventory and biological assets (5)	212,075	177,999	173,197	148,112
Total assets	866,521	808,774	838,689	838,673

	December 31, 2023(9)	September 30, 2023	June 30, 2023(1)	March 31, 2022(1)
Financial Results
Net revenue (2)	64,375	63,119	74,732	63,951
Adjusted gross margin before FV adjustments on total net revenue (3)	53%	51%	44%	49%
Income (loss) from continuing operations attributable to common shareholders (4)	(15,994)	2,043	(18,764)	(68,965)
Loss from discontinued operations attributable to common shareholders	(1,042)	(2,566)	(8,134)	(12,649)
Loss attributable to common shareholders	(17,036)	(523)	(26,898)	(81,614)
Basic and diluted income (loss) per share from continuing operations	(0.34)	0.05	(0.53)	(2.02)
Basic loss per share	(0.36)	(0.01)	(0.76)	(2.39)
Diluted earnings (loss) per share, continuing operations (8)	(0.34)	0.05	(0.53)	(2.02)

Balance Sheet
Working capital(6)	308,743	200,837	192,201	242,190
Cannabis inventory and biological assets (5)	112,645	114,781	100,846	93,081
Total assets	824,272	818,371	832,188	926,322

(1)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations and adjusted for the accounts payable and accrued liabilities non-material prior period adjustment.
(2)Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)Adjusted gross margin before FV adjustments” is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(4)Income (loss) from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(6)Working capital for the three months ended June 30, 2023 and September 30, 2023 has been adjusted. Refer to discussion under “Liquidity and Capital Resources” section of this MD&A.
(7)Information for the three months ended December 31, 2023 has been adjusted for certain out-of-period adjustments.
(8)Diluted earnings per share is not applicable when the impact will decrease loss per share or increase earnings per share.
(9)Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

20 | AURORA CANNABIS INC.	Q3 2025 MD&A

•We have a limited operating history and a history of losses in prior periods and there is no assurance that we will be able to achieve or maintain profitability.
•Our business is reliant on the good standing of our licenses.
•Our Canadian licenses are reliant on our established sites.
•We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.
•We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•We may not be able to realize our growth targets or successfully manage our growth.
•The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
•We may be subject to credit risk.
•We may not be able to successfully develop new products or find a market for their sale.
•As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•The cannabis business may be subject to unfavorable publicity or consumer perception.
•Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.
•Our success will depend on attracting and retaining key personnel.
•Dependence on Senior Management.
•Certain of our directors and officers may have conflicts of interests due to other business relationships.
•Future execution efforts may not be successful.
•We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.
•We rely on international advisors and consultants in foreign jurisdictions.
•Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•We may be subject to uninsured or uninsurable risks.
•We may be subject to product liability claims.
•Our cannabis products may be subject to recalls for a variety of reasons.
•We are and may become party to litigation, mediation, and/or arbitration from time to time.
•The transportation of our products is subject to security risks and disruptions.
•Our business is subject to the risks inherent in agricultural operations.
•We have in the past, and may in the future, record significant impairments or write-downs of our assets.
•Our operations are subject to various environmental and employee health and safety regulations.
•Climate change may have an adverse effect on demand for our products or on our operations.
•We may not be able to protect our intellectual property.
•We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•We may be subject to risks related to our information technology systems, including cyber-attacks.
•We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
•The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
•It is not anticipated that any dividend will be paid to holders of our Common Shares for the foreseeable future.
•Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
•Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.
•There is no assurance we will meet or continue to meet, as applicable, the listing standards of Nasdaq and the TSX.
•The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.
•Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.
•We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.

21 | AURORA CANNABIS INC.	Q3 2025 MD&A

•We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.
•Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.
•The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
•The Canadian excise duty framework affects profitability.
•We may hedge or enter into forward sales, which involves inherent risks.
•Our costs, including for input materials, energy and transportation, could be negatively impacted by international conflicts
•The Company may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.
•On February 1, 2025, the U.S. government announced the proposed implementation of a 25% tariff on imports from Canada into the U.S. On February 2, 2025, the Canadian government announced proposed retaliatory tariffs on certain goods imported from the U.S. into Canada. The timing and implementation of such tariffs is uncertain. To the extent implemented, such tariffs are expected to have an adverse effect on the Company’s plant propagation business, which sells a portion of its products to customers in the United States through its subsidiary Bevo Agtech Inc., by making such products more expensive to customers. As a result, the tariffs proposed by the United States, to the extent actually implemented, are expected to have an adverse effect on the Company’s overall revenue, cash flow and profitability. Changes in governmental regulation between Canada and a particular foreign country, including tariffs, taxes and other trade barriers, may adversely affect the Company’s business, results of operations and financial condition.

PFIC Risk

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the current profile of the Company’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Company believes that it may have been a PFIC for the 2023 taxable year. While it has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Company will not be a PFIC for the current or future taxable years. If the Company is characterized as a PFIC, the Company’s shareholders who are U.S. holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain. A U.S. holder may be able to make a "qualified electing fund" election (a “QEF Election”) or, alternatively, a "mark-to-market" election that could mitigate the adverse U.S. federal income tax consequences that would otherwise apply to such U.S. holder. Upon request of a U.S. holder, the Company intends to provide the information necessary for a U.S. Holder to make applicable QEF Elections.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at December 31, 2024, the CEO and CFO have concluded that the Company’s DC&P were not effective as at that date as a result of the material weaknesses identified as at March 31, 2024.

Changes to Internal Control over Financial Reporting

In compliance with reporting obligations, management is in the process of assessing the effectiveness of ICFR pertaining to the Indica Industries Pty Ltd. (MedReleaf Australia) business unit acquired on February 7, 2024, to be concluded upon as part of the ICFR assessment for the fiscal period ending March 31, 2025. Management, with oversight from the Audit Committee, also continues to implement remediation measures related to the material weaknesses as at March 31, 2024, with a focus on reducing the reliance on manual review procedures over data and information in key business processes, enhancement of IT systems and leveraging automated controls, providing training to control owners and hiring additional resources where appropriate, and enhancement to business processes and controls as the Company continues to mature its processes.

Aside from these initiatives and the identified material weaknesses resulting from this work and testing of controls as described in management’s assessment of ICFR below, no changes to the Company’s ICFR occurred during the quarter that have materially affected, or are likely to materially affect, the Company’s ICFR.

Management’s Assessment on Internal Control over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

22 | AURORA CANNABIS INC.	Q3 2025 MD&A

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has concluded that material weaknesses in the Company’s ICFR continue to exist as identified and described in the Company’s annual report and disclosures for the period ending March 31, 2024.

Process Level Control Activities: The Company did not consistently execute and document sufficiently precise management review controls over key assumptions, estimates and period cut-off controls over payable accruals, as well as controls over review of data inputs, completeness of data entry, and the accuracy of mathematical formulas within spreadsheets. This deficiency impacts property, plant & equipment, biological assets and inventory, goodwill and impairment, purchase price accounting, accounts payable, and financial statement close processes.

Insufficient Segregation of Duties and Personnel at Bevo Agtech Inc.: Specific to the Bevo Agtech Inc. business component and due to both staffing limitations resulting in lack of segregation of duties and limited experience of personnel in key roles in implementing and performing ICFR, the Company had an aggregation of pervasive deficiencies across IT General Controls as well as business processes including manual journal entries, treasury and cash management, payroll, production and inventory, revenue and receivables, and financial reporting processes.

Remediation Plan

Management, with oversight from the Audit Committee will continue to implement remediation measures related to the identified material weaknesses, with a continued focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, hiring additional staff to enable the performance of timely internal controls, and enhancement to business processes and controls as the Company continues to mature. The Company’s Enterprise Resource Planning (“ERP”) transformation is a critical step to reducing our dependency on manual review controls, with deployment of the Company’s ERP planned for the European business unit in fiscal year 2025.

Management continues to work to improve the robustness of source data used in key assumptions and estimates, including data used in business and operational forecasting, and believes that the precision of assumptions and estimates will continue to improve as additional market and historical company data becomes available as the industry matures.

We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made under the heading “Our Strategy”;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•the Company’s strategy and path to deliver profitability and to achieve positive free cash flow in calendar 2024;
•the Bevo business and associated benefits to the Company, including, but not limited to, those in respect of revenues and the creation of long-term value;
•expectations for the plant propagation segment, including contributions from the Sky and Sun facilities;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•Magnitude and duration of potential new or increased tariffs may be imposed on goods imported from Canada into the United States, which could adversely impact revenues under the plant propagation segment;
•expectations related to the increased legalization of medical and consumer markets, including the United States;

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•the repositioning and improvements in the Company’s consumer business, and associated benefits to the business including, but not limited to, its ability to contribute towards profitability;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the acquisition of MedReleaf Australia, including the associated benefits to the Company’s business;
•the availability of funds under the Company’s 2025 Shelf Prospectus, and
•the creation of sustainable, long-term shareholder value.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the timing, magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. The following are Non-GAAP measures contained in this MD&A:

•Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.
•Gross profit before fair value adjustments (“FV adjustments”) is calculated by subtracting cost of sales, before the effects of changes in FV of biological assets and inventory from net revenue. Gross margin before FV adjustments is calculated by dividing gross profit before FV adjustments by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross profit before FV adjustments represents cash gross profit on net revenue and is calculated by subtracting from total net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; and removing (ii) depreciation in cost of sales; (iii) cannabis inventory impairment; and (iv) business transformation, non-recurring, and out-of-period adjustments. Adjusted gross margin before FV adjustments is calculated by dividing adjusted gross profit before FV adjustments by net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
Management believes that these measures provide useful information to assess the profitability of our operations as it represents the cash gross profit and margin generated from operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

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•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, acquisition costs, changes in fair value of inventory sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation, out-of-period adjustments, non-recurring items and costs related to business operations focused on developing international markets prior to commercialization. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results.
•Management believes that working capital is an important liquidity measure and is defined as current assets less current liabilities as stated on the Company’s Consolidated Statements of Financial Position.
•Management believes that free cash flow presents meaningful information regarding the amount of cash flow required to maintain and organically grow the Company’s business and is an important liquidity measure.
•Adjusted SG&A is defined as SG&A, less business transformation, non-recurring, market development and out-of-period costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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